EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
The following summary of Ducommun’s common stock is based on and qualified by the Company’s Amended Certificate of Incorporation. For a complete description of the terms and provisions of the Company’s equity securities, including its common stock, please refer to the Company’s Amended Certificate of Incorporation (the “Charter”) and Amended Bylaws (the “Bylaws”), which are filed as Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5 to our Annual Report on Form 10-K for the year ended December 31, 2019, of which this Exhibit 4.1 is a part. References to “Ducommun” or the “Company” herein are only to Ducommun Incorporated and not to any of its subsidiaries.

Description of Capital Stock

Our authorized capital stock consists of 35,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of February 7, 2020, 11,606,827 shares of common stock and no shares of preferred stock were outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. The holders are entitled to cumulative voting in the election of directors. Directors are elected by plurality vote. The existence of a classified board along with cumulative voting may make it more difficult for a stockholder owning a significant amount of the Company’s common stock to effect a change in the majority of the board than would be the case if cumulative voting did not exist.
Holders of common stock have no preemptive rights. They are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The common stock is not entitled to any sinking fund, redemption or conversion provisions. On our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock, if any. The outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.
The transfer agent and registrar for the common stock is Computershare Limited.
The following provisions in our charter or bylaws may make a takeover of our Company more difficult:

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a provision in our Charter that our Bylaws may not be amended by our stockholders except by the affirmative vote of at least 75% of the total voting power of all outstanding shares of our voting stock;

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a provision in our Charter that requires the affirmative vote of at least 75% of the total voting power of all outstanding shares of our voting stock to amend the provisions of our charter relating to our classified board, stockholders’ ability to only act at a meeting, cumulative voting and the approval of certain transactions;

•	a provision in our Charter that our board of directors will be a classified board pursuant to which one-third of our directors will be elected each year to serve for a three-year term;

•	a provision in our Charter prohibiting stockholder action by written consent;

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a provision in our Charter requiring that any proposal for (i) the merger or consolidation of our Company and another company that owns (together with its affiliates), directly or indirectly, 10% of more of our outstanding shares of common stock (a “significant stockholder”), or (ii) our sale to a significant stockholder of substantially all of our assets or business, be approved by the affirmative vote of at least 75% of the total voting power of all outstanding shares of our stock, unless (a) our board of directors approved the merger, consolidation or sale prior to the other company’s acquisition of 10% of our outstanding shares or (b) we own 50% or more of the other company;

•	a provision in our Bylaws limiting the persons who may call special meetings of stockholders to our board of directors; and

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provisions in our Bylaws establishing an advance written notice procedure for stockholders seeking to nominate candidates for election to the board of directors or for proposing matters which can be acted upon at stockholders’ meetings.

These provisions may delay stockholder actions with respect to business combinations and the election of new members to our board of directors. As such, the provisions could discourage open market purchases of our common stock because a stockholder who desires to participate in a business combination or elect a new director may consider them disadvantageous. Additionally, the issuance of preferred stock could delay or prevent a change of control or other corporate action.
Delaware Anti-Takeover Statute. As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” from engaging in a “business combination” with us for three years following the date that person became an interested stockholder, unless:

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before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

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upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by persons who are both directors and officers of our corporation and by certain employee stock plans; or

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on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock excluding shares held by the interested stockholder.

An “interested stockholder” is generally a person owning 15% or more of our outstanding voting stock. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.
Preferred Stock
We may issue preferred stock in series with any rights and preferences that may be authorized by our board of directors. In such event, we would distribute a prospectus supplement with regard to each particular series of preferred stock. Each prospectus supplement would describe, as to the series of preferred stock to which it relates:

•	the title of the series of preferred stock;

•	any limit upon the number of shares of the series of preferred stock that may be issued;

•	the preference, if any, to which holders of the series of preferred stock would be entitled upon our liquidation;

•	the date or dates on which we will be required or permitted to redeem the preferred stock;

•	the terms, if any, on which we or holders of the preferred stock would have the option to cause the preferred stock to be redeemed or purchased;

•	the voting rights, if any, of the holders of the preferred stock;

•	the dividends, if any, that would be payable with regard to the series of preferred stock, which could be fixed dividends or participating dividends and could be cumulative or non-cumulative;

•	the right, if any, of holders of the preferred stock to convert it into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

•	any provisions by which we would be required or permitted to make payments to a sinking fund to be used to redeem preferred stock or a purchase fund to be used to purchase preferred stock; and

•	any other material terms of the preferred stock.
Holders of shares of preferred stock would not have preemptive rights.

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